SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
             and (d) and AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. _)1

                         Regeneration Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75886N 10 0
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                                 (CUSIP Number)

                               June 5, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)

    [ X ]  Rule 13d-1(c)

    [   ]  Rule 13d-1(d)








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     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 75886N 10 0                                    Page  2  of  5  Pages
          -----------                                                --      -
------ ------------------------------ ------------------------------------------

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1                              NAME OF REPORTING PERSON
                               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Neil Gagnon
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2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) [   ]
                                            (b) [ X ]
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3                                     SEC USE ONLY

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4                                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      United States of America
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                        5             SOLE VOTING POWER

                                      443,545

      NUMBER OF         --------------------------------------------------------
       SHARES
    BENEFICIALLY        6             SHARED VOTING POWER
      OWNED BY                        256,370
        EACH
      REPORTING         --------------------------------------------------------
       PERSON
        WITH            7             SOLE DISPOSITIVE POWER

                                      418,695
                        --------------------------------------------------------

                        8             SHARED DISPOSITIVE POWER

                                      919,547
- ------------------------------------------------------------------------------
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9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,338,242
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10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES* [   ]
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11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.12%
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12                  TYPE OF REPORTING PERSON*

                    IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

         Regeneration Technologies, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         11621 Research Circle
         Alachua, Florida  32615

Item 2(a)   Name of Person Filing:

         Neil Gagnon

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         1370 Avenue of the Americas
         Suite 2002
         New York, NY 10019

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Stock

Item 2(e) CUSIP Number:

         75886N 10 0

Item 3        Type of Reporting Person:

         Not Applicable

Item 4   Ownership.

Item 4(a)    Amount Beneficially Owned:

     As of June 5, 2003,  Neil Gagnon  beneficially  owned  1,338,242  shares of
Common Stock of  Regeneration  Technologies,  Inc.,  which  amount  includes (i)
297,232 shares beneficially owned by Mr. Gagnon over which he has sole voting and dispositive power; (ii) 22,465 shares beneficially owned by Mr. Gagnon over which he has sole voting power and shared dispositive power; (iii) 144,750 shares beneficially owned by Lois Gagnon, Mr. Gagnon's wife, over which he has shared voting and shared dispositive power; (iv) 59,085 shares held by the Lois
E. and Neil E. Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee and over which he has shared voting and shared dispositive power; (v) 52,535 shares held by the Gagnon Family Limited Partnership (the "Partnership") of which Mr. Gagnon is a partner and over which he has shared voting and shared dispositive power; (vi) 42,125 shares held by the Gagnon Grandchildren Trust (the "Trust") over which Mr. Gagnon has shared dispositive but no voting power; (vii) 121,463 shares held by a hedge fund (of which Mr. Gagnon is a general partner) over which Mr. Gagnon has sole dispositive and voting power; (viii) 2,385 shares held by the Gagnon Securities LLC P/S Plan (the "Plan") (of which Mr. Gagnon is a Trustee) over which Mr.
Gagnon has shared dispositive and sole voting power; and (ix) 596,202 shares held for certain customers of Gagnon Securities LLC (of which Mr. Gagnon is the Managing Member and the principal owner) over which Mr. Gagnon has shared dispositive but no voting power.

Item 4(b)    Percent of Class:

     5.12% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 26,125,447 shares of Issuer's Common Stock outstanding on May 8, 2003 as reported by the Issuer.

Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 443,545

         (ii) shared power to vote or to direct the vote: 256,370

         (iii) sole power to dispose or to direct the disposition of: 418,695

         (iv) shared power to dispose or to direct the disposition of:  919,547

Items 5-9 Not applicable.

     Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust or the Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      July 3, 2003
                                                      --------------------------
                                                      Date

                                                      /s/ Neil Gagnon
                                                      --------------------------
                                                      Neil Gagnon